Exhibit (a)(1)(ii)

FORM OF ANNOUNCEMENT EMAIL

From: Bill Roeschlein, Chief Financial Officer

To: Eligible Tigo Participants

Subject: Tigo Energy, Inc. Offer to Exchange Certain Outstanding Options for New Options

Date: November 12, 2024

We are pleased to announce that today, Tigo Energy, Inc. (“Tigo,” the “Company,” “we,” “our” or “us”) is launching an important compensation program for our employees and directors with eligible options who are resident in the United States or Italy. As you know, we have experienced a decline in our share price over the past year. We realize that many of you have options that were granted under the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”) and are significantly out-of-the-money or “underwater” (meaning that the exercise price is well above the current share price). Management and our Board of Directors (the “Board”) have, at length, considered how to better align our employee and shareholder interests for long term shareholder return.

After careful consideration, we have decided to implement a voluntary, one-time option exchange program (the “Offer”) to allow eligible option holders who received certain option grants that are now underwater the opportunity to exchange those eligible option grants for a lesser number of new options with a new exercise price (“Replacement Options”). Options eligible to be exchanged in the Offer include only those options held by eligible option holders, whether vested or unvested, that were granted under the Equity Incentive Plan that remain outstanding (that is, are not previously exercised, expired or terminated), have an exercise price greater than $10.64 per share and are held by an employee or director of the Company or its subsidiaries as of the Replacement Option Grant Date (as defined below).

The terms of the Offer are described in detail in the Tender Offer Statement on Schedule TO and the related exhibits, including the Offer to Exchange Certain Outstanding Options To Purchase Shares of Common Stock For a Number of Replacement Options (the “Offer to Exchange” and, such exhibits collectively, the “Offering Documents”), that has been filed with the U.S. Securities and Exchange Commission, which you may access on our website at https://investors.tigoenergy.com/financials-filings/sec-filings or through the SEC website at www.sec.gov. These materials will help you to understand the terms and conditions of the Exchange Offer and the related risks.

You are an eligible option holder if you (i) are an employee or director of the Company or any of its subsidiaries on the date the Offer commences and remain an employee or director, as applicable, through the Replacement Option Grant Date (as defined below), (ii) are resident in the United States or Italy and (iii) hold at least one eligible option as of the Offer Expiration Date (as defined below).

The Offer currently is scheduled to expire on December 10, 2024, at 11:59 p.m., Eastern Time (as such date may be extended in accordance with the Offer to Exchange, the “Offer Expiration Date”), and Replacement Options are scheduled to be granted effective promptly following the Offer Expiration Date, which is currently expected to be on or about December 10, 2024 (the “Replacement Option Grant Date”). If your employment or service, as applicable, is terminated prior to the expiration of the Offer, you will keep your eligible options and the eligible options will vest and expire in accordance with their original terms. If your employment terminates after the expiration of the Offer but prior to the Replacement Option Grant Date, the eligible options that you tendered for exchange will be cancelled but you will not receive Replacement Options.

The Offer is not a one-for-one exchange so if you properly tender eligible options and we accept them for exchange, you will receive Replacement Options that, once vested, will be exercisable for a lesser number of shares of our common stock than the exchanged options. The exchange ratios were calculated on an approximate “value-for-value” basis, meaning that they were determined in a manner intended to result in the grant of Replacement Options with an aggregate fair value that is approximately the same as the aggregate fair value of the eligible options they replace, calculated as of the time that we set the exchange ratios.

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and a personalized election form, together with its associated instructions, both of which are attached to this email.

Your personalized election form includes information about your eligible options, including your eligible option grants, the grant dates and per share exercise price of your eligible option grants, and the number of eligible options grants available for exchange as of December 10, 2024.

If you wish to participate in this Offer, you must properly complete, sign and deliver the election form so that we receive it on or before 11:59 P.M. Eastern Time, on the Offer Expiration Date, which is currently scheduled for December 10, 2024 (or such later date as may apply if the offer is extended), by email (by PDF or similar imaged document file) delivered to: stockadmin@tigoenergy.com.

We know that the materials describing the Offer may seem voluminous, but we believe it is important that you carefully review these materials and ask questions as necessary so that you can make an informed decision on whether or not to participate in the Offer. The Offer to Exchange includes an extensive Q&A section that we hope you will find helpful. If, after reviewing the materials, you still have questions about the Offer, please contact stockadmin@tigoenergy.com

If you do nothing, you will be making a decision not to participate in the Offer and you will retain your eligible option grants subject to their current terms and conditions. Similarly, if we have not received your properly completed, signed and dated election form before the Offer expires, you will have rejected this Offer and you will keep your eligible option grants subject to their current terms and conditions. If any of your eligible option grants are incentive stock options, there is a possibility that, even if you choose not to participate in the exchange, your incentive stock options may be affected. Please refer to the Offer to Exchange for more information.

Although our Board has approved the Offer, consummation of the Offer is subject to the satisfaction or waiver of certain conditions that are described in the Offer to Exchange. Neither we nor our Board (or the compensation committee thereof) makes any recommendation as to whether you should participate in the Offer, nor have we authorized any person to make such recommendation. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, tax and/or legal advisors about whether to participate in the Offer.

This notice does not constitute an offer. The full terms of the Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investors.tigoenergy.com/financials-filings/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Documents.

Thank you,

Bill Roeschlein

Chief Financial Officer